Exhibit 99.1
NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS SECOND QUARTER RESULTS CONFERENCE CALL AND WEBCAST NOTIFICATION
Edmonton, Alberta, July 10, 2017 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX:NOA.TO / NYSE:NOA) announced today that it will release its financial results for the second quarter ended June 30, 2017 on Wednesday, August 2, 2017 after markets close. Following the release of its financial results, NAEP will hold a conference call and webcast on Thursday, August 3, 2017, at 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time).
The call can be accessed by dialing:

 Toll free: 1-866-521-4909
International: 1-647-427-2311

A replay will be available through September 3, 2017, by dialing:

Toll Free: 1-800-585-8367
International: 1-416-621-4642
Conference ID: 51930799

The live and archived webcast can be accessed at:
http://www.gowebcasting.com/8559

About the Company
North American Energy Partners Inc. (www.nacg.ca) is the premier provider of heavy construction and mining services in Canada. For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands. The Company maintains one of the largest independently owned equipment fleets in the region.

For further information, please contact:

David Brunetta, CPA, CMA
 Director, Finance and Information Technology
North American Energy Partners Inc.
Phone: (780) 969-5574
 Email: dbrunetta@nacg.ca

 Since 1953   •   Heavy Construction & Mining Suite 300, 18817 Stony Plain Road   Edmonton, Alberta   T5S 0C2   Canada   Phone 780.960.7171   Fax 780.969.5599 www.nacg.ca